FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For May 2014

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on May 20, 2014

ROYAL DUTCH SHELL PLC

RESULT OF ANNUAL GENERAL MEETING

Royal Dutch Shell plc announces the poll results on the resolutions at its Annual General Meeting held on May 20, 2014 at the Circustheater, Circusstraat 4, The Hague, The Netherlands. All resolutions 1 to 24 were carried.

Pursuant to the Listing Rules, a copy of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting, will be submitted to the National Storage Mechanism and will be available for inspection at: www.Hemscott.com/nsm.do

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	Receipt of Annual Report & Accounts	3,431,154,552	99.07	32,062,458	0.93	3,463,217,010	54.31%	10,064,258
2	Approval of Directors’ Remuneration Policy	3,167,299,751	92.90	242,225,203	7.10	3,409,524,954	53.47%	63,756,314
3	Approval of Directors’ Remuneration Report	3,083,923,360	93.31	221,282,479	6.69	3,305,205,839	51.84%	168,075,428
4	Appointment of Euleen Goh	3,439,607,056	99.32	23,647,385	0.68	3,463,254,441	54.31%	10,026,828
5	Appointment of Patricia A. Woertz	3,407,489,611	98.39	55,827,497	1.61	3,463,317,108	54.31%	9,963,161
6	Re-appointment of Ben van Beurden	3,448,458,508	99.56	15,201,398	0.44	3,463,659,906	54.32%	9,621,363
7	Re-appointment of Guy Elliott	3,448,245,673	99.56	15,242,825	0.44	3,463,488,498	54.32%	9,792,771
8	Re-appointment of Simon Henry	3,428,455,241	98.99	35,136,875	1.01	3,463,592,116	54.32%	9,689,152
9	Re-appointment of Charles O. Holliday	3,446,532,029	99.51	16,915,480	0.49	3,463,447,509	54.32%	9,833,760
10	Re-appointment of Gerard Kleisterlee	3,446,428,662	99.51	16,996,859	0.49	3,463,425,521	54.32%	9,855,748
11	Re-appointment of Jorma Ollila	3,391,788,097	97.93	71,774,602	2.07	3,463,562,699	54.32%	9,717,370
12	Re-appointment of Sir Nigel Sheinwald	3,447,670,476	99.54	15,779,817	0.46	3,463,450,293	54.32%	9,830,976
13	Re-appointment of Linda G. Stuntz	3,447,895,699	99.55	15,661,946	0.45	3,463,557,645	54.32%	9,723,624
14	Re-appointment of Hans Wijers	3,352,394,242	97.48	86,774,976	2.52	3,439,169,218	53.94%	34,111,051
15	Re-appointment of Gerrit Zalm	3,447,465,675	99.54	15,979,635	0.46	3,463,445,310	54.32%	9,835,960
16	Re-appointment of Auditors	3,362,136,344	99.62	12,685,912	0.38	3,374,822,256	52.93%	98,459,012
17	Remuneration of Auditors	3,438,551,736	99.87	4,490,034	0.13	3,443,041,770	54.00%	30,239,499
18	Authority to allot shares	3,387,243,123	97.87	73,593,161	2.13	3,460,836,284	54.28%	12,498,985
19	Disapplication of pre-emption rights*	3,403,771,109	98.40	55,269,841	1.60	3,459,040,950	54.25%	14,240,319
20	Authority to purchase own shares*	3,451,487,342	99.68	10,954,221	0.32	3,462,441,563	54.30%	10,839,705
21	Approval of Long Term Incentive Plan	3,191,957,255	92.68	251,996,302	7.32	3,443,953,557	54.01%	29,327,711
22	Approval of Deferred Bonus Plan	3,376,086,478	98.29	58,873,631	1.71	3,434,960,109	53.87%	38,321,157
23	Approval of Restricted Share Plan	3,322,879,837	96.07	135,879,458	3.93	3,458,759,295	54.24%	14,521,972
24	Authority for certain donations and expenditure	3,360,321,421	97.76	77,094,297	2.24	3,437,415,718	53.91%	35,865,548

*	Special Resolutions

Please note that a ‘vote withheld’ is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

May 20, 2014

Mark Edwards

Deputy Company Secretary

Royal Dutch Shell plc

ENQUIRIES

Media Relations

International: +44 20 7934 5550

USA: +1 713 241 4544

Investor Relations

International: + 31 70 377 4540

North America: +1 832 337 2034

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206 and 333-192821).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Mark Edwards
Name: Mark Edwards
Title: Deputy Company Secretary

Date: May 21, 2014